Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated May 28, 2021

(To Preliminary Prospectus dated May 27, 2021)

Registration Statement No. 333-250198

Free Writing Prospectus

iSpecimen Inc. Presentation

This free writing prospectus relates to the proposed public offering of iSpecimen Inc. (the “Company”) that is being registered on a Registration Statement on Form S-1 (No. 333-250198) (the “Registration Statement”) and should be read together with the preliminary prospectus dated May 27, 2021 included in that Registration Statement which can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/0001558569/000110465921073219/tm2035427-18_424b4.htm

The Company has filed the Registration Statement with the SEC for the offering to which this communication relates. Before you invest, you should carefully read the prospectus in that Registration Statement, any later-dated prospectus relating to the offering and all related exhibits to the Registration Statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by emailing ThinkEquity, a division of Fordham Financial Management, Inc., at prospectus@think-equity.com.

CONNECT. INNOVATE. JUNE 2021 Investor Presentation TRANSFORMING BIOSPECIMEN PROCUREMENT An online marketplace for human biospecimens

The securities of iSpecimen Inc . ("iSpecimen," "we," "us," "our" or the "Company") may only be sold pursuant to an effective registration statement filed with the Securities and Exchange Commission (the "SEC") or an exemption therefrom . The information provided herein is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce it or disclose it to any third party in whole or in part . By receiving this information, the recipient expressly agrees to maintain the confidentiality of the information herein and to use any such information in accordance with its compliance policies, contractual obligations and applicable law, including federal and state securities laws . This presentation may contain forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 . Such forward - looking statements are characterized by future or conditional verbs such as “may,” “will,” “expect,” “intend,” “anticipate,” believe,” “estimate” and “continue” or similar words . You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition or state other forward - looking information . Such statements are only predictions and our actual results may differ materially from those anticipated in these forward - looking statements . Forward Looking Statements 2

We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this presentation relates . The registration statement has not yet become effective . Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering . We believe that it is important to communicate future expectations to investors . However, there may be events in the future that we are not able to accurately predict or control . Factors that may cause such differences include, but are not limited to, those discussed under Risk Factors in our registration statement filed with the SEC, including the uncertainties associated with our lack of profitability, our continued capital needs, our lack of a long operating history, our growth strategy, the COVID - 19 pandemic and its continued impact on the business, our technology development plans, and the regulatory environment in which we operate . We do not assume any obligation to update forward - looking statements as circumstances change . Certain market data information in this presentation is based on management's estimates . iSpecimen obtained the industry, market and competitive position data used throughout this presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties . iSpecimen believes its estimates to be accurate as of the date of this presentation . However, this information may prove to be inaccurate because of the method by which iSpecimen obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, and the nature of the data gathering process . You may access these documents for free by visiting EDGAR on the SEC Web site at http : //www . sec . gov . The registration statement, initially filed on November 19 , 2020 , is available on the SEC Web site at http : //www . sec . gov . Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, a division of Fordham Financial Management, Inc . , Prospectus Department, 17 State Street, 22 nd Floor, New York, New York 10004 , telephone : (646) 968 - 9355 or e - mail : prospectus@think - equity . com . This presentation does not constitute an offer or invitation for the sale or purchase of securities or to engage in any other transaction with iSpecimen or its affiliates . The information in this presentation is not targeted at the residents of any particular country or jurisdiction and is not intended for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation . Free Writing Prospectus 3

Offering Summary ISSUER iSpecimen Inc . PROPOSED AGGREGATE OFFERING $20,000,000 PRICE RANGE $8.00 - $10.00 PROPOSED EXCHANGE / SYMBOL NASDAQ / ISPC COMMON SHARES OFFERED 2,222,222 PRE - IPO COMMON SHARES OUTSTANDING 4,018,129 OVER - ALLOTMENT OPTION 15% USE OF PROCEEDS Further development of technology, supplier network, sales and marketing, and operations and fulfillment, payment of accrued and unpaid interest on Bridge Notes, and working capital needs SOLE BOOK RUNNER ThinkEquity, a division of Fordham Financial Management, Inc. 4

Christopher Ianelli, MD PhD | Chief Executive Officer, President, and Director Dr . Ianelli has been serving as our Chief Executive Officer, President, and Director since founding iSpecimen in July 2009 . Dr . Ianelli served as Chief Executive Officer of Abkine Pharmaceuticals, Inc . Dr . Ianelli served as Managing Director at Leerink Partners (formerly Leerink Swann), a leading healthcare and life science investment bank, where he managed the expansion and delivery of services and directed strategy to develop new healthcare data and information assets for the firm from August 2003 to March 2008 . Prior to that, Dr . Ianelli was a co - founder and Managing Director of Boston Medical & Scientific Advisors, a healthcare investment research firm . Dr . Ianelli received his Bachelor of Science degree in Biological Sciences from University of Lowell and both his Ph . D . in Immunology and his M . D . from Tufts University . He completed his residency training, including a year as Chief Resident, in Pathology at Brigham & Women’s Hospital and Harvard Medical School . Jill Mullan | Chief Operating Officer, Secretary, Treasurer, and Director Ms . Mullan h as been serving as our Chief Operating Officer since August 2013 , Secretary since November 2012 , Treasurer since February 2017 , and Director since October 2014 . She joined the Company in 2010 as the Vice President of Marketing . From 2003 to 2010 , she was a marketing and business strategy consultant to various technology - based companies including EMC, AppNeta, and Planon Software . From 2000 to 2003 , Ms . Mullan was on the founding team and Director of Marketing at Storigen Systems, a provider of distributed storage networks . She was also employed at Avid Technology from 1996 to 2000 , most recently as a Director of Product Marketing and Management with product responsibility for Avid’s editing product line . Prior to that, she worked at IBM, MIPS, and Hewlett Packard . She graduated with distinction from Cornell University with a Bachelor of Science in electrical engineering and received a Masters of Business Administration from Stanford University with a focus on entrepreneurship and marketing . Tracy Curley | Chief Financial Officer Ms . Curley brings three decades of experience in public accounting and corporate finance for both publicly traded companies and emerging companies like iSpecimen and joined iSpecimen in August 2020 . She came to iSpecimen after over a decade with national accounting firms such as CohnReznick where she focused on serving clients in the middle markets . During her time as a partner in public accounting firms, she was responsible for creating and leading teams to provide audit and consulting services to a growing clientele of private and public emerging growth companies primarily in the technology and life sciences industries . Ms . Curley received her Master of Accountancy and Bachelor of Science in Business Administration with a concentration in accounting from Kansas State University . She also attended the United States Military Academy . She is a certified public accountant licensed in the Commonwealth of Massachusetts . Benjamin Bielak | Chief Information Officer Mr . Bielak has been serving as our Chief Information Officer since June 2018 . He served as the Chief Information Officer at GNS Healthcare, a leading casual machine learning product and services company, from January 2017 to May 2018 and as Director of Academic Technology at Harvard University, from February 2015 to January 2017 . Prior to his work at GNS and Harvard, Mr . Bielak was the Chief Information Officer at Dovetail Health from November 2006 to April 2014 . He previously held roles as Manager of Development and Integration at Boston Medical Center and Senior Manager of Technology at Sapient, a global services company, from December 1997 to July 2005 . Mr . Bielak holds a Masters of Business Administration degree from Bentley University, where his studies focused on change management, and a master’s degree from Boston University in computer science . Management Team 5

Investment Highlights 6 180+ Healthcare Provider / Supplier Organizations ~350 Customers Organizations 1. Early - stage opportunity with a first mover advantage 2. $3B - $4B global biospecimen market growing at 10 - 15% per year 1 3. Unique two - sided marketplace disrupting the biospecimen procurement process 4. 90% year - over - year revenue growth (2019 - 2020) 5. Growing data asset that’s a key enabler and differentiator 1 “Sources Cited” page 31

Accelerate scientific discovery in an online marketplace that empowers researchers to instantly search for and gain access to patients, biospecimens, and data across a global network of healthcare providers Our Vision 7

Human Biospecimens are Essential for Life Science R&D Basic Research Biomarker ID & Validation Drug Discovery & Development Diagnostics Discovery & Validation Biofluids Solid Tissue Stem & Immune Cells Plasm, Serum, Urine, Saliva Industry Academia Government 8 Lung, Breast, Colon, Brain Bone Marrow, Blood, Tonsils, Lymph Nodes Applications Patients SUPPLY HEALTHCARE PROVIDERS DEMAND LIFE SCIENCE RESEARCHERS Biospecimens Data Organizations Medical Record

10 - 15% Annual Growth Fueled by precision and regenerative medicine research 2 Disconnected Market Participants in Need of a Marketplace Solution With an Inefficient Supply Chain Manual processes plus fragmentation make it ripe for an online marketplace solution Large and Inefficient Biospecimen Market $3 - $4 Billion Worldwide yearly spend on human biospecimen procurement 1 9 1, 2 “Sources Cited” page 31

Market Inefficiencies PROVIDER RESEARCHER Scientist / Informaticist Procurement Legal Compliance IT / Informaticist Scientist Informaticist Legal Compliance IT / Informaticist Researcher Procurement Legal Compliance Principal Investigator Specimen Operations PATIENTS PROVIDERS RESEARCHERS 10

Inefficiencies Lead to Losses Providers miss revenue and research opportunities > 3 Billion clinical specimens are discarded annually worldwide 5 > 1 Billion Patient encounters yearly in the U.S. where a specimen could be provided for research 4 > 800 Million banked specimens are in biorepository inventories worldwide 6 11 Researchers limit their work … in 2019, 82% of researchers limit the scope of their work due to shortage of quality biospecimens 8 “Challenging” and “Frustrating” most common words used to describe biospecimen procurement process by researchers 8 10 years ago, 81% of researchers said they limit the scope of their work due to difficulties obtaining biospecimens 7 4,5,6,7,8 “Sources Cited” page 31

The iSpecimen Marketplace Solution 12 PROVIDER Procurement Principal Investigator / Operations IT / Informaticist PATIENTS Legal & Compliance IT / Informaticist Researcher & Procurement Legal & Compliance Principal Investigator & Specimen Operations Scientist & Informaticist Blood / Pheresi s Centers Clinical Labs Biorepositories Pathology Labs RESEARCH PATHWAY CLINICAL PATHWAY Industry Academia Government RESEARCHERS An Online Platform That Instantly Connects Researchers to a Global Network of Patients, Biospecimens, and Data to Accelerate Time to Discovery Saves months in the average biospecimen procurement process PROVIDERS

Full-Service Procurement We not only Connect Suppliers and Customers, but We also Manage the Entire Procurement Process Click to See the Overview Video SPECIMEN SEARCH SELECTION SPECIMEN LOGISTICS SPECIMEN MANAGEMENT DATA MANAGEMENT STUDY/ORDER MANAGEMENT SUPPLIER SITE TRAINING COLLECTION KIT BUILDING COMPLIANCE MANAGEMENT STUDY DESIGN SPECIFICATION CONTRACTING 13 https://pages.ispecimen.com/rs/473-GLR-825/images/ISPCintro.mp4

Suppliers and Researchers Benefit Advance Discovery Suppor t research mission and advance diagnostic, therapeutic, and vaccine research Increase Revenue Instantly connect to a global network of researchers Ensure Compliance On a platform that protects the privacy and security of patient information Accelerate Research Search for specimens anytime, anywhere, through our easy - to - use online marketplace Save Money Instantly connect to a global network of specimen providers Reduce Risk On a platform that manages contracting and regulatory compliance Providers… Researchers… 14

13 34 66 102 147 181 189 2015 2016 2017 2018 2019 2020 March 31, 2021 Growing Supplier Adoption 700+ Hospitals Also includes three Healthcare Information Exchanges 69% CAGR Number of Suppliers (2015 - 2020) WORLDWIDE COVERAGE United States United Kingdom Germany France Ukraine Georgia Bulgaria Russian Federation India Peru Dominican Republic Jamaica Unique Supplier Organizations Under Agreement 2015 – March 31, 2021 Unique Supplier Organizations Provide Access to: 000’s Clinics and Practice Groups ~50 Biorepositories 125+ Clinical Research Centers ~45 Clinical and Pathology Labs ~5 Blood Centers 15

43 58 559 1,332 2,271 3,241 3,510 2015 2016 2017 2018 2019 2020 March 31, 2021 Unique Customer Organizations with Purchases 2015 – March 31, 2021 69% CAGR Customers (2015 - 2020) Registered Research Users on the iSpecimen Marketplace 2015 – March 31, 2021 137% CAGR Registered Users (2015 - 2020) Growing Researcher Adoption 70% of the Top 20 Pharma Companies and 70% of the Top 20 IVD Companies Worldwide are iSpecimen customers are iSpecimen customers 150,000+ Specimens Across ~2,000 Projects delivered to our customers 16 24 69 135 172 230 330 349 2015 2016 2017 2018 2019 2020 March 31, 2021

$54.3 M $76.8 M 2019 2020 Strong Sales Pipeline 41% CAGR Inquires $76.8M Inquiries FEASABILITY ASSESSMENT CUSTOMER ACCEPTANCE FULFILLMENT $64.3M Quotes $14.6M Purchase Orders $8.2M Revenue 2020 Sales Pipeline Performance 2019 - 2020 Growth in Each Stage of Sales Pipeline $36.6 M $64.3 M 2019 2020 76% CAGR Quotes 21% CAGR Purchase Orders 91% CAGR Revenue 17 $12.1 M $14.6 M 2019 2020 $4.3 M $8.2 M 2019 2020

“Utilization of sample data for research and for monetization is the next key value driver for the biobanks.” - Frost & Sullivan, Global Biobanking Market Landscape Rich Data is Our Key Differentiator Banked Specimen Records Patient Records Medical Condition Records Clinical Specimen Records Laboratory Test Records Millions of Unique Specimen and Patient Records are searchable on our platform now and available for future adjacent opportunities such as patient search, clinical trial recruitment, and data licensing. 66 M+ 18 1 M+ 12 M+ 890K 525 M+

Statements of Operations Information

	For the Three Months Ended March 31, 2021 (unaudited)	For the Three Months Ended March 31, 2020 (unaudited)	For the Years Ended December 31, 2020	For the Years Ended December 31, 2019
Revenue	**$ 2,963,807**	**$ 1,711,660**	**$ 8,184,106**	**$ 4,298,350**
Operating Expenses				
Cost of Revenue	1,623,651	654,268	3,585,477	2,127,900
Technology	409,951	426,712	1,426,473	993,329
Sales and Marketing	529,387	431,640	1,775,347	1,413,059
Supply Development	111,576	114,605	495,967	792,778
Fulfillment	269,096	215,171	853,450	914,633
General and Administrative	962,790	314,797	2,453,772	1,936,740
Total Operating Expenses	3,906,451	2,157,193	10,590,486	8,178,439
Loss from Operations	(942,644)	(445,533)	(2,406,380)	(3,880,089)
Other Income (Expense), Net				
Interest Expense	(853,147)	(587,669)	(2,096,795)	(1,724,450)
Change in Fair Value of Derivative Liability – Convertible Notes	(154,000)	(605,000)	(159,000)	551,000
Change in Fair Value of Derivative Liability – Bridge Notes	(48,000)	—	—	—
Loss on Extinguishment – Bridge Notes	(2,750,171)	—	—	—
Gain on Extinguishment – Note Payable	788,156	—	—	—
Other Income	(3,732)	—	9,654	168,859
Interest Income	47	223	437	630
Other Expense, Net	(3,020,847)	(1,192,446)	(2,245,704)	(1,003,961)
Loss Before Benefit From Income Taxes	(3,963,491)	(1,637,979)	(4,652,084)	(4,884,050)
Benefit from Income Taxes	—	—	—	157,000
Net Loss	$ (3,963,491)	$ (1,637,979)	$ (4,652,084)	$ (4,727,050)

Revenue (2019 vs. 2020)



$4.3 M
$8.2 M
90%
2019
2020

Revenue (1Q20 vs. 1Q21)



$1.7 M
$3.0 M
73%
March 31, 2020
March 31, 2021

iSPECIMEN 19

As of March 31, 2021 Assets (unaudited) Cash and Cash Equivalents $ 355,126 Accounts Receivable -Unbilled 1,079,734 Accounts Receivable, Net 580,196 Due from factor 495,735 Prepaid Expenses and Other Current Assets 428,084 Tax Credit Receivable, Current Portion 179,376 Property, Plant, and Equipment, Net 64,459 Internally Developed Software, Net 2,613,444 Security Deposits 27,601 Total Assets $ 5,823,755 Liabilities Accounts Payable $ 2,091,562 Accrued Expenses 1,119,322 Accrued Interest 4,253,987 Convertible Notes Payable 5,491,899 Derivative Liabilities for Embedded Conversion -Convertible Notes 2,527,000 Bridge Notes Payable, Net of Debt Discount 4,185,172 Bridge Notes Payable, Related Parties, Net of Debt Discount 1,735,094 Derivative Liability for Embedded Conversion -Bridge Notes 3,662,000 Deferred Revenue 804,065 Total Liabilities 25,870,101 Total Convertible Preferred Stock 11,173,076 Total Stockholders Deficit (31,219,422) Total Liabilities, Convertible Preferred Stock and Stockholders Deficit $ 5,823,755

21 Pre-IPO Capitalization TableCommon Stock* 4,018,129 Options (WAEP: $1.00) 265,102 Warrants (WAEP: $0.06) 23,309 Pro Forma Fully Diluted Common Stock Outstanding 4,306,540 *On a pro forma basis, to give effect for: o936,213 common stock outstanding o$6.7M of ConvertibleNotes and accrued interest converted to common stock upon the IPO o$4.6M of Bridge Notes and accrued interest converted to common stock upon the IPO o$11.2M of Series A, A-1, B Preferred Stock converted to common stock upon the IPO oAssuming a $9.00 per share IPO price

Use of Proceeds

Objective	
Expand iSpecimen Marketplace Support more diverse and complex data sets, enhance search functionality (including patient/subject search), improve user workflows, and optimize administrative and reporting functionality	$ 3,000,000
Increase Research Users Grow our sales and marketing efforts, to expand the number of researchers and their adoption rates on iSpecimen Marketplace	2,000,000
Grow iSpecimen Provider Network Expand our supplier development and management capabilities, including access to more data	1,000,000
Streamline Operations and Fulfillment Grow operations and fulfillment function to support an increase in specimen orders	1,000,000
Working Capital Support corporate and public company functions	8,400,000
Payment of Accrued Interest on Bridge Notes Payment of accrued and unpaid interest of the Bridge Notes as of December 31, 2020	2,500,000
TOTAL	$ 17,900,000

iSPECIMEN 22

Investment Summary 180+ Suppliers and ~350 Customers Organizations 150,000+ Specimens Delivered 66,000,000+ Specimen Records in the iSpecimen Marketplace 23 1. Early - stage opportunity with a first mover advantage 2. $3B - $4B global biospecimen market growing at 10 - 15% per year 1 3. Unique two - sided marketplace disrupting the biospecimen procurement process 4. 90% year - over - year revenue growth (2019 - 2020) 5. Growing data asset that’s a key enabler and differentiator

CONNECT. INNOVATE. Sign up for free iSpecimen Marketplace account at www.ispecimen.com Engage in a Q&A session with the executives for more information CONTACT US Chris IANELL I iSpecimen Inc. 450 Bedford Street Lexington, MA 02420 o: 781 - 301 - 6688 e: cianelli@ispecimen.com ispecimen.com

Appendix 25

Strategic Evolution PHASE 3 Expansion via the Online iSpecimen Marketplace Ƞ START UP Company Ideation and Self - Funding PHASE 1 Proof of Concept PHASE 2 Critical Mass of Suppliers and Early Customer Adoption 2010 – 2011 2012 – 2013 2014 – 2017 2018 – March 31, 2021 0 Customers 1 Supplier Agreement 0 Specimen Records 0 Patient Records 0 FTEs $500K Friends and Family Covert. Debt 1 Customer 3 Supplier Agreements 2+ Million Specimen Records 400+ Thousand Patient Records 7 FTEs $2.5M Series A 140+ Customers 60+ Supplier Agreement 26+ Million Specimen Records 5+ Million Patient Records 33 FTEs $8M Series B ~350 Customers 180+ Supplier Agreement 66+ Million Specimen Records 12+ Million Patient Records 46 FTEs $12.25M Debt 26

iSpecimen Marketplace UI/UX Use Pulldowns to Enter Three High Level Search Criteria Tissue Search Example 27

to View Initial Results View Case Cards to See Specimens that Meet Criteria 28 iSpecimen Marketplace UI/UX

Refine Search Results Using Sliders and Check Boxes Add Specimens to the Cart iSpecimen Marketplace UI/UX 29

View Cart and Add More Specimens Request a Quote iSpecimen Marketplace UI/UX 30 Track and Manage Requests

Sources Cited

Page	Note	Source Cited
8	1	iSpecimen estimates based on In Vitro Diagnostics Market Size, Share & Trends Analysis Report By Product, By Application, By Technology (Immunochemistry, Molecular Diagnostics) By End-use, By Region, And Segment Forecasts, 2021 – 2027. Grandview Research, January 2021; and World Preview 2020,Outlook to 2026. EvaluatePharma, July 2020.
8	2	Global Marketing Insights, Precision Medicine Market Size By Technology (Big Data Analytics, Bioinformatics, Gene Sequencing, Drug Discovery, Companion Diagnostics), By Application (Oncology, Immunology, CNS, Respiratory), By End-use (Pharmaceutical Companies, Diagnostic Companies, Healthcare IT companies), Industry Analysis Report, Regional Outlook, Application Potential, Competitive Market Share & Forecast, 2020-2026, Feb. 2020. *and* Regenerative Medicine Market Size, Share and Industry Analysis by Product (Cell Therapy, Gene Therapy, Tissue Engineering, Platelet Rich Plasma), By Application (Orthopaedics, Wound Care, Oncology), By Distribution Channel (Hospitals, Clinics) & Regional Forecast, 2019 – 2026. Fortune Business Insight, 2019.
9	3	Frost & Sullivan, Global Biobanking Market Landscape. May 20, 2020, page 357.
10	4	Centers for Disease Control, https://www.cdc.gov/nchs/data/ahcd/namcs_summary/2016_namcs_web_tables.pdf
10	5	iSpecimen estimates based upon American Association of Clinical Chemistry US lab test data cited at https://www.360dx.com/research-funding/aacc-calls-congress-fund-clinical-lab-training-programs, 2020; and Clinical Lab Services, Global Market Trajectory and Analytics; Global Industry Analysts report, 2020.
10	6	iSpecimen estimate based upon Henderson, G.E., Cadigan, R.J., Edwards, T.P. et al. Characterizing biobank organizations in the U.S.: results from a national survey, 2013; and Puchois, Comprehensive Biomarker Discovery and Validation for Clinical Application, 2013.
10	7	Holly A. Massett et al. Assessing the need for a standardized cancer HUman Biobank (caHUB): findings from a national survey with cancer researchers; JNCI Monographs, Volume 2011, Issue 42, June 2011.
10	8	Specimen Independent Researcher Survey, 2019.

iSPECIMEN 31